Filed Pursuant to Rule 433
Registration No. 333-89136

Yield MagnetSM Notes

>	Linked to a Portfolio of Stocks
>	100% Principal Protection*
>	Combination of Fixed Coupon Payments and Variable Coupon Payments
>	‘Magnet’ Features Act to Lock in Price Appreciation of Underlying Stocks in the Portfolio

*If held to maturity and subject to ABN AMRO credit.

Making more possible

Table of Contents

Yield Magnet Notes	4

Underlying Stock Portfolio	5

How are the Coupons Calculated?	6

Example of Coupon Calculation	7

Risk Considerations	8 - 9

Yield MagnetSM Notes

Yield Magnet Notes are an equity linked investment that provide for the return of principal at maturity. In order to benefit from such principal protection, the notes must be held until maturity.

Yield Magnet Notes provide for a combination of fixed coupon payments and variable coupon payments during the term of the notes.

The variable coupon payments are determined based on the price performance of a portfolio of underlying stocks.

Two ‘Magnet’ features act to ‘lock in’ the price appreciation of the underlying stocks when certain performance criteria are met.

The first Magnet feature ‘locks in’ the price performance of one or more of the underlying stocks if a certain level of price appreciation is achieved.

The second Magnet feature provides that each successive variable coupon after the first variable coupon will not be less than the prior variable coupon.

Yield Magnet Notes:
Underlying Stock Portfolio

Yield Magnet Notes provide investors with exposure to an underlying portfolio of stocks in the form of variable coupon payments after payment of an initial fixed coupon.

The underlying portfolio may provide investors with exposure across various industry sectors, company sizes, company names and geographic regions.

The underlying portfolio may also be selected to provide investors with exposure to a specific industry group, such as ‘oil and gas’, while diversifying across geographic regions.

An example of an underlying portfolio that provides investors with exposure to large-cap equity stocks and is diversified both geographically and by industry sector is as follows:

Company	Country	Industry Sector
Large-Cap Stock A	USA	Basic Materials
Large-Cap Stock B	UK	Communications
Large-Cap Stock C	CH	Communications
Large-Cap Stock D	USA	Consumer, Cyclical
Large-Cap Stock E	JPN	Consumer, Non-Cyclical
Large-Cap Stock F	BZ	Consumer, Non-Cyclical
Large-Cap Stock G	USA	Energy
Large-Cap Stock H	UK	Energy
Large-Cap Stock I	FR	Financial
Large-Cap Stock J	USA	Financial
Large-Cap Stock K	USA	Industrial
Large-Cap Stock L	GER	Industrial
Large-Cap Stock M	JPN	Technology
Large-Cap Stock N	USA	Technology
Large-Cap Stock O	USA	Utilities

Yield Magnet Note: How are the Coupons Calculated?

For a specified initial period, Yield Magnet Notes will pay a fixed coupon payment.

Thereafter, coupon payments will vary based on the price performance of the individual stocks in the underlying portfolio.

The variable coupons will be calculated in each coupon period by determining the price return of each stock in the underlying portfolio on a fixed valuation date as compared to that on the day the notes are priced and then determining the average price return across the underlying portfolio. The contribution of each stock to the average price return across the underlying portfolio can be no less than a predetermined lower boundary and no higher than a predetermined upper boundary. In addition, the Magnet features apply as follows:

Magnet Feature #1

If the return of any individual stock in the underlying portfolio exceeds the upper boundary on any valuation date, the upper boundary level will be used for that stock for purposes of calculating the variable coupon payment for each subsequent period. This means that even if the actual price return of such stock decreases in subsequent valuation periods, the upper boundary return will be used to calculate the variable coupon payment.

Magnet Feature #2

After payment of the first variable coupon, each subsequent variable coupon payment will be no lower than the prior variable coupon payment.

Example of Coupon Calculation

For purposes of this example, assume a five-year Yield Magnet Note with annual coupon periods, a fixed coupon payment of 5.25% for the first year, variable coupon payments in years two through five, an upper boundary of 8.00% and a lower boundary of -12.50% .*

Given these assumptions, the variable coupon payment will never be more than 8.00% or less than 0% in any variable coupon period. In years two through five, the variable coupon will be determined on each annual valuation date.

The variable coupon will be calculated by averaging the performance of the individual stocks in the underlying portfolio on each valuation date relative to their individual closing prices on the day the notes are priced. No stock may contribute more than an 8.00% positive return or a -12.50% negative return to the average return across the underlying portfolio.

Magnet Features at Work

If an individual stock has an 8.00% positive return on any annual valuation date, the performance for such stock on each subsequent valuation date will be ‘locked in’ at 8.00% for each subsequent year when a variable coupon payment is calculated. Also, starting in year three, the annual variable coupon payment will be no lower than the prior year’s variable coupon payment.

* These assumptions are for illustrative purposes only. The actual notes offered may have different terms. You should review the prospectus for the particular offering for a description of the actual terms of any notes.

Yield Magnet Notes — Risk Considerations

Investors should carefully consider the risks of the Yield Magnet Notes and whether the notes are suited to their particular circumstances before deciding to purchase them. It is important that prior to investing in any notes that investors read the prospectus related to such notes to understand the actual terms of and the risks associated with the notes. In addition, we urge investors to consult with their investment, legal, accounting, tax and other advisors with respect to any investment in the notes.

Credit Risk

The notes are issued by ABN AMRO Bank N.V. and guaranteed by ABN AMRO Holding N.V., ABN AMRO’s parent. As a result, investors assume the credit risk of ABN AMRO Bank N.V. and that of ABN AMRO Holding N.V. in the event that ABN AMRO defaults on its obligations under the notes.

Any obligations or securities sold, offered, or recommended are not deposits on ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

Market Risk

The variable rate on the notes for one or more of the variable coupon periods may be zero, which means that investors would not receive any interest on the notes for one or more of the variable coupon periods. In addition, even if the overall value of the underlying stocks increases during the term of the notes, investors may not be entitled to receive coupon payments reflecting such increase for the following reasons:

First, the variable rate in any variable coupon period is capped at the upper boundary. The underlying stocks might increase above such upper boundary but the variable coupon will not increase above such upper boundary. Thus investors may not participate in the entire price appreciation of the underlying stocks in one or more variable coupon periods.

Second, notwithstanding the limitation on depreciation in each coupon period (reflected by the lower boundary), because of the averaging method of calculating the variable rate, increases in the price of one or more of the underlying stocks in a coupon period may be offset (in some cases substantially or even wholly) by decreases or insufficient increases in one or more of the other underlying stocks during such coupon period. This may decrease the overall variable coupon. There can be no assurance that individual stock prices on the portfolio stocks will move together.

Third, in each variable coupon period, increases in price of the underlying stocks are measured as compared to the initial prices of the underlying stocks on the day the notes are priced, rather than as compared to the prices during or at a fixed point in the previous coupon period. This means that the variable rate for a variable coupon payment period might be 0%, even when there is a positive price increase as compared to the previous coupon period.

After the initial fixed coupon payment, investors may receive a small interest payment or no interest payment at all, and, accordingly, may not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.

The initial coupon payment is fixed, so investors will not benefit from increases in the underlying stocks during the initial coupon period.

Liquidity Risk

ABN AMRO does not intend to list the notes on any securities exchange. Accordingly, there may be little or no secondary market for the notes and information regarding independent market pricing of the notes may be limited. The value of the notes in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

It is important to note that many factors will contribute to the secondary market value of the Yield Magnet Notes, and investors may not receive their full principal back if the notes are sold prior to maturity. Such factors include, but are not limited to, time to maturity, the value of the underlying portfolio, volatility and interest rates.

In addition, the price, if any, at which we or another party are willing to purchase notes in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the notes, as well as the cost of hedging our obligations under the notes.

Tax Risk

U.S. taxable investors will generally be required to accrue as ordinary income amounts based on the “comparable yield” of the notes, as determined by ABN AMRO, which may be in excess of any actual interest payments made on the notes in a particular taxable year. Further, the amount of income a U.S. taxable investor will be required to recognize each year will be adjusted to the extent the amount of the actual interest payments on the notes differs from the projected amount payable in such year. In addition, any gain recognized upon a sale of the notes will generally be treated as ordinary interest income for U.S. federal income tax purposes.

This disclosure is limited to the federal tax issues addressed herein. Additional issues may exist that are not addressed in this disclosure and that could affect the federal tax treatment of the transaction. This tax disclosure was written in connection with the promotion or marketing by ABN AMRO Bank N.V. and the placement agent of the Yield Magnet Notes, and it cannot be used by any investor for the purpose of avoiding penalties that may be asserted against the investor under the Internal Revenue Code. Investors should seek their own advice based on their particular circumstances from an independent tax advisor.

Yield Magnet Notes is a Service Mark of ABN AMRO Bank N.V.

ABN AMRO has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the notes.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free (888) 644-2048.

Making more possible